UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

March 31, 2021

Commission File Number 001-38965

INTERCORP FINANCIAL SERVICES INC.

(Registrant’s name)

Intercorp Financial Services Inc.

Torre Interbank, Av. Carlos Villarán 140

La Victoria

Lima 13, Peru

(51) (1) 615-9011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

March 31, 2021

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Intercorp Financial Services Inc. (“IFS”) notifies you, as a Material Event, that in a virtual session held on March 31, 2021, IFS’s 2021 Annual Shareholders’ Meeting at first call approved the following:

1.	The 2020 Results Presentation.

2.	The Annual Report for the fiscal year 2020.

3.	The Audited Separate and Consolidated Financial Statements for the fiscal year 2020.

4.	The Net Profit Allocation and Dividend Distribution for the fiscal year 2020, as follows:

i.

To distribute US$0.77 (77/100 US dollars) per share as dividend on the 2020 net profits. The total amount of dividends which will be distributed by IFS will be PEN 332,096,338.33 (three hundred thirty-two million ninety-six thousand three hundred and thirty-eight and 33/100 Peruvian Soles) or USD$88,890,882.85 (eighty-eight million eight hundred ninety thousand eight hundred eighty-two and 85/100 Dollars) based on exchange rate on March 26, 2021.

ii.	To set April 28, 2021 as Record Date, and May 6, 2021 as Payment Date.
iii.

To allocate PEN 51,162,488.42 (fifty-one million one hundred and sixty-two thousand four hundred eighty-eight and 42/100 Peruvian Soles) to IFS Retained Earnings account after the dividend distribution is made.

5.

The IFS’ 2021 Dividend Policy, which approves distribution to shareholders of a minimum of 20% (twenty percent) of the net profits of the company registered in said period, to be distributed in one or more opportunities; as long as the decision of the distribution of dividends does not affect the company’s and/or its subsidiaries’ compliance with legal and/or equity requirements, and economic and financial conditions allow it.

6.	The delegation to the Audit Committee of the Board of Directors of the power to approve the engagement and compensation of the external auditors for IFS and subsidiaries for the fiscal year 2021.

7.

Setting the number of members of the Board of Directors for the 2021-2023 period at seven (7) members with no alternates. Also, the election of the following members of the Board of Directors for the 2021-2023 period:

▪	Mr. Carlos Rodríguez-Pastor Persivale identified with Peruvian ID No. 10543995, as President.
▪	Mr. Fernando Martín Zavala Lombardi identified with Peruvian ID No. 09751039.
▪	Mrs. Lucía Cayetana Aljovín Gazzani identified with Peruvian ID No. 07277750.
▪	Mr. Hugo Antonio Santa María Guzmán identified with Peruvian ID No. 06341027.
▪	Mr. Alfonso Bustamante y Bustamante identified with Peruvian ID No. 30849678.
▪	Mr. Felipe Morris Guerinoni identified with Peruvian ID No. 10218417.
▪	Mr. Guillermo Martínez Barros identified with Chilean Passport No. F16903330.

8.	Maximum annual aggregate compensation of USD$800,000.00 (eight hundred thousand and 00/100 US dollars) per year for the members of the Board of Directors and Audit Committee for the 2021-2023 period.

9.

Approve that Juan Antonio Castro Molina, identified with DNI No. 09337988 and Ana Lucía Angel Escallón, identified with CE No. 001707281, either of them, individually and with their sole signature, on behalf of IFS, may execute any public or private document, minutes or public deeds, of a clarifying, modifying, corrective or supplementary nature, that may be necessary to register the resolutions adopted in the meeting before the Public Registries both in Panama and Peru.

The aforementioned resolutions will be effective as of today.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Juan Antonio Castro

General Counsel

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: March 31, 2021	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel